Milestone Scientific Inc.
220 South Orange Avenue
Livingston, New Jersey 07039
(973) 535-2717
December 29, 2010
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Attention:	Mr. Kevin Kuhar Staff Accountant

Re:
Milestone Scientific Inc. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 10, 2010 (the “Annual Report”)
Definitive Proxy Statement filed April 14, 2010
File No. 001-14053 (the “Proxy Statement”)

Dear Mr. Kuhar:
This letter is in response to the Staff’s supplemental comment letter dated December 22, 2010 regarding the Annual Report and the Proxy Statement. Our response is keyed to the comment in the letter. For the convenience of the Staff’s review, we have set forth the comment contained in the letter above each respective response.
Your comment:
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 12. Security Ownership of Certain Beneficial Owners — page 29
1. We note your response to prior comment 3. Please tell us what authority you relied upon for your decision to omit Mr. Martin from the table. With a view towards disclosure, please tell us what Mr. Martin’s holdings were and whether there was other information about Mr. Martin that was not included in your filing, such as disclosure pursuant to Item 404 of Regulation S-K. Also, please explain in detail the “opposite way transaction subject to Section 16(b)” you describe in your response which appears to have occurred after his resignation.

Our response:
This shall confirm that there was no other information about Mr. Martin that was omitted from the Annual Report and that we are not aware of any opposite way transaction, subject to Section 16(b), by Mr. Martin which occurred before or after his resignation.
Mr. Martin resigned from the Company effective March 31, 2009. The number of shares beneficially owned by Mr. Martin (322,357 shares, 2.17%) is based on his Statement of Changes In Beneficial Ownership on Form 4, filed on March 3, 2009. His beneficial ownership percentage includes shares underlying options held by him on March 3, 2009 which were exercisable within 60 days from such date, namely options for 51,832 shares, exercisable at $0.45 per share. Subsequent to his resignation, all of his options were cancelled prior to exercise.
In connection with our responses to the Staff comments set forth above, we acknowledge to you that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the responses to your questions, please feel free to contact me at 973-535-2717 or Stephen Zelnick of Morse, Zelnick, Rose and Lander, LLP, our securities counsel, at 212-838-8040.

Respectfully submitted
/s/ Joseph D’Agostino
Joseph D’Agostino
Chief Financial Officer

cc: Stephen Zelnick